Exhibit 99.4

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

AUDITORS’ CONSENT

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Dear Sirs/Mesdames:

Re: Algonquin Power & Utilities Corp. (the “Entity”)

We refer to the short form base shelf prospectus of the above Entity dated February 18, 2014 relating to the sale and issue of Subscription Receipts, Common Shares, and Preferred Shares of the Entity.

We consent to be named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 14, 2013 to the shareholders of the Entity on the following consolidated financial statements:

•	Consolidated balance sheets as at December 31, 2012 and December 31, 2011,

•	Consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and

•	notes, comprising a summary of significant accounting policies and other explanatory information

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity..KPMG Canada provides services to KPMG LLP.

We also consent to be named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 21, 2012 to the shareholders of the Entity on the following consolidated financial statements:

•	Consolidated balance sheets as at December 31, 2011 and December 31, 2010,

•	Consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and

•	notes, comprising a summary of significant accounting policies and other explanatory information

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Chartered Professional Accountants, Licensed Public Accountants

February 18, 2014

Toronto, Canada